[GULFSTREAM INTERNATIONAL GROUP, INC. LETTERHEAD]

December 12, 2007

VIA FAX (202-772-9202) AND EDGAR

Ms. Lauren Nguyen

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Gulfstream International Group, Inc. Registration Statement on Form S-1 (Commission File No. 333-144363)

Dear Ms. Nguyen:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on December 13, 2007 at 4:00 p.m. E.S.T. or as soon thereafter as shall be practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Company hereby acknowledges that the disclosure in the filing is the Company’s responsibility and that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GULFSTREAM INTERNATIONAL GROUP, INC.

By:	/s/ Robert M. Brown
Robert M. Brown
Chief Financial Officer

cc:	Max A. Webb Securities and Exchange Commission Donald E. Figliulo, Esq. C. Brendan Johnson, Esq. Bryan Cave LLP Charles Kim, Esq. Baker & McKenzie LLP